Exhibit 99.2

Management Analysis of the Financial Situation
and Operating Results

Management Discussion and Analysis

Three and Nine-Month Periods Ended November 30, 2011

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”) for the three and nine-month periods ended November 30, 2011 and 2010. This MD&A should be read in conjunction with our condensed consolidated unaudited interim financial statements for the three and nine-month periods ended November 30, 2011 and with our consolidated audited financial statements and the accompanying notes thereto and MD&A as at February 28, 2011. For additional discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, also refer to the Annual Report and the Annual Information Form for the period ended February 28, 2011, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

In this MD&A, financial information for the three and nine-month periods ended November 30, 2011 and 2010 is based on the consolidated interim financial statements of the Corporation, which was prepared in accordance with International Financial Reporting Standards (“IFRS”), and is presented in thousands of Canadian dollars unless otherwise specified. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors has approved this MD&A, on January 13, 2012. Disclosure contained in this document is current to that date, unless otherwise noted.

On January 1, 2011, as issued by the International Accounting Standards Board (“IASB”), IFRS became the basis of preparation of financial statements for publicly accountable enterprises in Canada. The information presented in this MD&A, including information relating to comparative periods in 2010, is presented in accordance with IFRS unless otherwise noted as being presented under Canadian generally accepted accounting principles (“Canadian GAAP”) and not IFRS. A discussion regarding the Corporation’s transition to IFRS, including the impact of significant accounting policies choices and the selection of IFRS 1 elections and exemptions, can be found in the “International Financial Reporting Standards” section of this MD&A and in note 15 of the consolidated interim financial statements.

FORWARD-LOOKING STATEMENTS

Certain comments and statements contained in this MD&A constitute forward-looking statements that reflect Neptune’s objectives, estimates and expectations. These statements may include the use of terms such as “believe”, “anticipate”, “estimate”, “looking ahead” and “expect”, as well as the use of verbs in the conditional and future tenses. By their nature, these forward-looking statements involve certain risks and uncertainties. As a consequence, results could differ materially from the Corporation’s expectations. The MD&A for the year ended February 28, 2011, as well as our Annual Information Form under the heading Risk Factors – available on SEDAR at www.sedar.com – deals with risks which could cause significant differences between the results contained herein and Neptune’s expectations. The forward-looking statements contained in this MD&A reflect our current assumptions and, accordingly, are subject to change. However, we disclaim all intentions and assume no obligation to update or revise the forward-looking statements, whether based on new information, events or other factors, unless required to do so by applicable securities’ laws.

BUSINESS OVERVIEW

The Corporation has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases applications (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

The Corporation continues to expand its customer base worldwide and is expecting revenue growth to be driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia.

During the third quarter, the Corporation announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology. The Joint Venture will manufacture and commercialize Neptune’s krill products in Asia, the world's largest market for such products.

The initial cost of the project is expected to be USD $30 million and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia. According to the agreement, SKFC will supply all the raw material and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments. The MOU is subject to approval by the boards of each party as well as by Chinese regulators.

SKFC is a publicly listed corporation in China and is 43% owned by Shanghai Fisheries General Corporation (SFGC), a very large fishing conglomerate owned by the Government of China. In total, SFGC is involved with more than 30 wholly-owned or J/V companies. They are specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. They are present in more than 10 countries and employ more than 4,000 employees. SKFC has also the largest fleet of vessels of krill harvesting in the Antarctic Ocean which will secure supply to Neptune-SKFC Biotechnology as well as Neptune.

During the third quarter, the Corporation purchased some subscription rights and, following regulatory approval, obtained and exercised its right to subscribe to Acasti rights offering which closed on September 14, 2011. After exercising its rights, by subscribing to approximately 2 million shares at $1.25, and investing close to $2.5 million in the corporation, Neptune’s ownership position in Acasti became 57%.

Neptune also welcomed Michel Chartrand as Chief Operating Officer. Mr. Chartrand, a business management specialist, has held several management positions throughout his career, during which he gained extensive experience in operations management, business development and strategic alliances and integrations. Mr. Chartrand has been an important board member for Neptune since 2005, for Acasti since 2008, and for NeuroBioPharm Inc. since 2011. Following his hire Mr. Chartrand has withdrawn from the Audit Committee of the Corporation and its subsidiaries.

During the third quarter, Biosym, a Denmark based distributor, was honored for its product Omnikrill (100% Pure NKO®) as the Product of the Year in Denmark. Biosym was complimented among other things for its innovative profile.

On October 5, 2011 Neptune announced that the U.S. Patent and Trademark Office (“USPTO”) had granted Neptune a new patent covering omega-3 phospholipids comprising polyunsaturated fatty acids, one of the main bioactive ingredients in all recognized krill oils. The patent is granted for the U.S. market and is valid until 2025. Neptune’s issued US patent (U.S. No. 8,030,348) covers, regardless of the extraction process, novel omega-3 fatty acid phospholipid compositions suitable for human consumption, synthetic and/or natural, including compositions extracted from marine and aquatic biomasses. The 8,030,348 patent protects Neptune Krill Oil (NKO®) and also covers amongst others, oils and powders extracted from krill, containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the U.S. market.

In regards to its intellectual property protection, the Corporation has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, duly determined to enforce its rights, is taking legal actions against those companies in order to protect its intellectual property.

On October 6, 2011, Neptune filed complaints in the U.S. District Court for the District of Delaware alleging infringement of its issued patent. The action was filed by Neptune for infringement of its issued omega-3 composition patent against Aker Biomarine ASA, Aker Biomarine Antarctic USA, Inc., and Schiff Nutritional International. Neptune has also launched separate infringement actions against Enzymotec Limited., Enzymotec USA, Inc., Mercola.com Health Resources, LLC and Azantis, Inc.

On November 16, 2011, Neptune announced that the USPTO had issued another U.S. patent No. 8,057,825 that protects and provides Neptune with the exclusive use of krill extracts in the U.S., as a method for reducing cholesterol, platelet adhesion and plaque formation.

On November 28, 2011 Neptune’s common shares started trading on the TSX Exchange under the symbol “NTB” following its migration from TSX-V.

The Corporation presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. Neptune pre-launched its new product, Eco Krill OilTM (“EKOTM”) to its clientele at in September 2011 at VitaFood in Paris. The pre-launch was well received by the market. EKOTM is a product similar to NKO® with slightly lower concentrations and a lower selling price. Moreover, EKOTM sells at a lower price than competing krill oil products and presents better specifications than most of the competitor’s products. The Corporation is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new cognitive health indications. The Corporation will also be developing pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars for both human and animal health.

Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Moreover, the clinical trials for functional/medical food applications with the multinational corporations Yoplait and Nestlé are finished and results are expected to be known before the end of Q1 2013. In accordance with its scientific strategy, Health Canada approved, exclusively for NKO®, therapeutic and risk reduction claims, corrobating aspects of Neptune’s clinical research and substantiating NKO® safety and effectiveness on cardiovascular health, inflammation and women’s health.

During the third quarter, Neptune continued its investor relations efforts in order to increase Neptune’s visibility toward investment community in Canada and the United States, with the objective of reaching higher trading volume on NASDAQ and TSX.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

The status of the Corporation’s new pharmaceutical products; Over-the-counter (OTC), medical foods, and prescription drug products, is as follows:

During the three-month period ended November 30, 2011 (the “quarter”), the Corporation made significant progress in its scientific research and development programs and has achieved several value-creating milestones within the over-the-counter (“OTC”), medical food and prescription drug programs (Rx). Negotiations are ongoing with selected pharmaceutical partners looking at licensing rights for further development and commercialization of Rx, OTC and Medical Foods.

Before the beginning of the quarter, Health Canada informed Acasti that there was no objection to Acasti’s proposed study based on the information and material provided to support the Application (CTA). During the quarter, Acasti has initiated a Phase II human clinical trial to investigate the use of CaPre® as a treatment for patients with dyslipidemia by enrolling its first patient in October 2011. The design of the study is a randomized, double blind, placebo controlled trial to assess the safety and efficacy of CaPre® in patients with triglyceride levels ranging from moderately high to very high, which distinguishes CaPre® from prescription drug fish oils labelled only to treat patients with very high levels of triglycerides.

In order to speed up its development, Acasti has started and advanced its preclinical Good Laboratory Practices (GLP) program (IND-enabling program) and has filed for an Open-label clinical trial in Canada for which a Notice of Authorization was received from Health Canada on October 17th, 2011. Following the end of the third quarter, Acasti enrolled its first patient in its Open-label clinical trial in December 2011.

Acasti has also accentuated its activities to increase awareness of Onemia™ within the medical world. Physicians have started to use Onemia™ on their patients. Acasti is currently surveying doctors to accumulate data for OnemiaTM promotion in tradeshows. Acasti attended the American Heart Association, CardioMetabolicHeatlh Congress, Cleveland Heart Lab symposium and American College of Nutrition during this quarter.

Onemia™ targets cardiometabolic disorders and should be well positioned in this multibillion dollar market. Onemia™ will first be distributed through subcontracted marketing and direct sale approach focused in most major metropolitan areas in the U.S. and move nationwide in a second phase. Onemia™ will later be available in pharmacies behind-the-counter through distributors. Acasti is also currently seeking partners to commercialize Onemia™ outside the United States.

The success of Onemia™ should provide short-term revenues which will contribute to Acasti’s further research and development projects while establishing a validation of Acasti’s omega-3: phospholipid pipeline in the healthcare industry paving the road for CaPre™, the prescription drug candidate in development. Onemia™ is the first of a line of products Acasti will commercialize.

On September 16, the Corporation announced that its Rights Offering, previously announced on June 16, 2011, has been oversubscribed, and accordingly the maximum of shares available for issuance under terms of the Rights Offering have been issued by Acasti, for a total of 6,445,444 shares representing gross proceeds of $8,057. Transaction costs related to the Rights Offering amounted to $201.

During the quarter, the Corporation presented its investor presentation at the JMP Securities Healthcare Conference in New York City.

NeuroBioPharm Inc. (“NeuroBioPharm” or “NeuroBio”)

The status of the corporation’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During the third quarter of 2012, the corporation made significant progress in its scientific research and development programs. NeuroBiopharm (NBP) completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NBP medical food candidate NKPL on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (CNS) drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (ADHD). This data provides evidence that NKPL, a highly concentrated phospholipid extract, may be an effective treatment for children with ADHD and a safe alternative to Ritalin®. NeuroBio and Neptune are advancing their research’s with new developed products aimed to improve the cognitive and emotional health of children and adults, which will be concluded in the near future.

For NeuroBioPharm, a medical candidate and a drug candidate for non-GLP development and chemical analyses were initiated in fiscal period ended February 28, 2009. Initial medical candidate batches were standardized within allowed deviation limits. Preclinical testing has been initiated evaluating toxicity and pharmacokinetics.

MPL VI, MPLVII, MPL VIII and MPL IX are new products in the pipeline of NeuroBioPharm in the process of research and development as prescription drugs, OTC and medical foods for the safe and effective management of cognitive, behavioral and neurodegenerative disorders.

All together, MPL VI, MPLVII, MPL VIII and MPL IX will enter a more than $20 billion market and with each product having, we believe, the potential to achieve market sales up to $50 million at five years’ post-launch.

Product	Channel	Indication	Stage of development	Launch Year
MPL VI	Medical food	Prevention of cognitive decline	End of clinical Phase IV	2012/2013
MPL VII	OTC	Memory, concentration and learning disorders	Preclinical	2012/2013
MPL VIII	Medical food	ADHD	Preclinical	2012/2013
MPL IX	Prescription Drug	Alzheimer’s disease	Product development	n/a

NeuroBio is establishing itself with international and strategic industrial partners who are seeking safe and effective products for the maintenance of cognitive health for the OTC market, the clinical dietary management of cognitive decline and neurodevelopmental problems as medical foods and finally, prescription drugs for the treatment of neurodevelopmental and neurodegenerative disorders. In relation to medical food, NeuroBiopharm has completed a clinical study evaluating the efficacy of NKO® softgels in patients diagnosed with early stage Alzheimer’s disease when compared to fish oil and a placebo. Following the receipt of the study results and clinical report, NeuroBiopharm will negotiate the terms of a License Agreement with the multinational corporation transferred to NeuroBio by Neptune. The terms to be negotiated will include the agreed commercialization deal defining milestone payments and minimum annual royalty conditions.

NeuroBio’s authorized capital consists of an unlimited number of Class A, B, C, D, E, F, G and H shares with no par value. There are 8,501,000 Class A Shares, 2,500,000 Class B Shares, 17,500,000 Class G Shares and 26,000,000 Class H Shares issued and outstanding. In addition, there are 6,000,000 Series 2011-1 Warrants, 3,450,075 Series 2011-2 Warrants, 8,050,175 Series 2011-3 Warrants issued and outstanding, and 546,250 stock options issued under NeuroBio Stock Option Plan. Below are the chronological steps that led to the corporation’s authorized capital:

1)

On October 15, 2008, Neptune transferred to NeuroBio the License. In exchange for the License, Neptune issued a total of 100 Class A shares at a price of $0.01 per share and 45,000,000 Class E shares at a price of $0.10 per share (one percent (1%) of the Class A and Class E shares were issued to a corporation controlled by Neptune’s president and CEO and the remaining balance of the Class A and Class E shares were issued to Neptune). On December 24, 2008, the 45,000,000 Class E shares were exchanged for 5,000,000 Class B Shares, 35,000,000 Class C Share, 7,000,000 Series 4 Warrants and 3,000,000 Series 5 Warrants by the respective holders in the same proportion.

2)

On April 12, 2011, the corporation proceeded with the Reverse Split on a 2:1 basis. Following the Reverse-Split, the 100 Class A Shares having a deemed value of $0.01 each were consolidated on 2:1 basis resulting in 50 Class A shares at a deemed value of $0.02 each.

3)	Following the Reverse-Split, the 5,000,000 Class B Shares having a deemed value of $0.20 each were consolidated on 2:1 basis resulting in 2,500,000 Class B Shares at a deemed value of $0.40 each.

4)	Following the Reverse-Split, the 35,000,000 Class C Shares having a deemed value of $0.10 each were consolidated on 2:1 basis resulting in 17,500,000 Class C shares at a deemed value of $0.20 each.

5)

On April 12, 2011, immediately following the Reverse-Split, NeuroBio purchased by mutual agreement the resulting 50 Class A Shares through the issuance of 1,000 new Class A Shares at a price of $0.10 per share, of 26,000,000 Class H Shares at a price of $0.45 per share and of 6,000,000 Series 2011-1 Warrants. This transaction was carried out in accordance with the rollover provisions allowed under tax legislation and based on an independent calculation of the fair market value of the corporation evaluated at $16,500. On the same date, immediately following the Reverse-Split, NeuroBio exchanged, by mutual agreement, the resulting 17,500,000 Class C Shares, 3,500,000 Series 4 Warrants and 1,500,000 Series 5 Warrants through the issuance of 17,500,000 Class G Shares at a price of $0.20 per share, 3,450,075 Series 2011-2 Warrants and 8,050,175 Series 2011-3 Warrants.

6)	On April 12, 2011, Neptune converted its account receivable from NeuroBio in the amount of $850 into 8,500,000 Class A shares at a price of $0.10 per share.

Neurobio’s available funds are provided by Neptune, on an ongoing basis. Neurobio’s available funds will be used to execute the corporation’s business plan for the next twelve (12) months. The principal use of available funds over the upcoming year is estimated as follows: $400 for prescription drug development program and $350 for OTC and Medical Food products development and commercialization, while intellectual property protection, research and development costs, laboratories rental and spending, administration expenses and salaries sum up to $150. Neurobio does not intend to raise additional proceeds to fund any anticipated negative operating cash flow and does not expect any material capital expenditure for the next twelve months, except as disclosed above.

On November 16, 2011, NeuroBioPharm withdrew its non-offering prospectus from the authorities in order to allow Neptune to migrate to the TSX. Management is presently considering other alternatives to pursue the Neurobiopharm partial spin-off.

Selected consolidated interim financial information

The following tables set out selected financial information for the three-month and nine-month periods ended November 30, 2011 and 2010. This information has been derived from the condensed consolidated interim financial statements for the three-month and nine-month periods ended November 30, 2011 and 2010 and the notes thereto.

(In thousands of dollars, except per share data)
	Three-month period		Nine-month period
	ended November 30,		ended November 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
Revenue from sales	5,120	4,272	13,756	12,504
EBITDA[1]	(743)	(156)	(1,818)	1,345
Net profit (loss)	(1,433)	(498)	(4,459)	519
Net earnings (loss) per share:
Basic	(0.010)	(0.005)	(0.051)	0.033
Diluted	(0.010)	(0.005)	(0.051)	0.032

Total assets[3]	39,788	22,825	39,788	22,825
Working capital2-3	26,479	9,562	26,479	9,562
Shareholders’ equity[3]	30,780	13,288	30,780	13,288
Long term debt (including current portion)[3]	4,606	5,415	4,606	5,415

Key ratios (% of revenue):
Gross profit	53%	59%	52%	59%
Selling expenses	10%	11%	12%	8%
General and administrative expenses	46%	48%	47%	36%
Research and development expenses (net of TC)	33%	15%	29%	14%
EBITDA	(15% )	(4% )	(13% )	11%

[1]

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net income (loss), financial cost (which includes the change in fair value of derivatives), amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non- monetary transactions recorded, such as share-based compensation for its EBITDA calculation.

[2]

The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

[3]	The numbers on the 2010 columns are as at February 28, 2011.

RECONCILIATION OF NET PROFIT TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net income (net loss), financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, for its EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information
	Three-month period		Nine-month period
	ended November 30,		ended November 30,
	2011	2010	2011	2010
	$	$	$	$
Net (loss) profit	(1,433)	(498)	(4,459)	519
Add (deduct):
Amortization	193	186	571	593
Financial costs	(117)	(197)	203	(348)
Stock-based compensation	887	262	2,367	553
Foreign exchange (gain) loss	(273)	91	(500)	28

EBITDA	(743)	(156)	(1,818)	1,345

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(expressed in thousands, except per share amounts)

Fiscal year ending February 29, 2012
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue and other income	13,756	4,283	4,353	5,120
EBITDA[1]	(1,818)	(167)	(908)	(743)
Net loss	(4,459)	(1,258)	(1,768)	(1,433)
Basic loss per share	(0.051)	(0.029)	(0.035)	(0.010)
Diluted loss per share	(0.051)	(0.029)	(0.035)	(0.010)

Note : Prepared under IFRS

Fiscal year ended February 28, 2011
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue	16,685	4,162	4,114	4,289	4,120
EBITDA[1]	271	676	732	135	(1,272)
Net profit (loss)	516	477	274	1,801	(2,036)
Basic earnings (loss) per share	0.01	0.01	0.01	0.044	(0.048)
Diluted earnings (loss) per share	0.01	0.01	0.01	0.043	(0.048)

Note: The financial information prepared for all periods in 2011 were prepared in accordance with Canadian GAAP.

[1]

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions, such as share-based compensation for its EBITDA calculation.

SEGMENT DISCLOSURES

The Corporation has three reportable operating segment’ structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the third quarter ended November 30, 2011, all revenues are generated by the nutraceutical segment, with the exception of a small amount of revenue from a research contract in NeuroBioPharm. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for the prescription medical food product, OnemiaTM, at the partnership negotiation stage for the OTC product, VectosTM, and at the Phase II clinical trial for prescription drug program, CaPreTM. As for NeuroBioPharm, operations are directed to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

At this moment, NKO® and EKO™ are the only products sold in the nutraceutical market by Neptune. NKO® and EKO™ presently generate the same gross margins in the market where they are sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating revenue since Acasti has only recently begun its commercialization. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is to generate short term revenue, with the OTC and prescription medical food products in their case. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiation are ongoing with potential partners.

The consolidated treasury flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment. In regards to the cardiovascular and neurological segments during the first quarter, please refer to the Sedar filings for both Acasti and NeuroBioPharm.

Selected financial information by segment is as follows:
(Expressed in thousands)
The following table show selected financial information by segments:

Three-month period ended November 30, 2011
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales and research contracts	5,120	-	4	5,124
EBITDA	1,081	(1,602)	(222)	(743)
Net profit (loss)	869	(1,968)	(334)	(1,433)
Total assets	30,801	7,638	1,349	39,788
Working capital	18,442	6,878	1,159	26,479

EBITDA calculation
Net profit (loss)	869	(1,968)	(334)	(1,433)
add (deduct)
Amortization	190	3	-	193
Financial costs (income)	(118)	1	-	(117)
Stock-based compensation	421	354	112	887
Foreign exchange loss (gain)	(281)	8	-	(273)

EBITDA	1081	(1,602)	(222)	(743)

Three-month period ended November 30, 2010
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales and research contracts	4,272	-	18	4,290
EBITDA	425	(516)	(65)	(156)
Net profit (loss)	(13)	(404)	(81)	(498)
Total assets	18,873	3,662	178	22,713
Working capital	7,837	3,306	162	11,305

EBITDA calculation
Net profit (loss)	(13)	(404)	(81)	(498)
add (deduct)
Amortization	183	3	-	186
Financial expenses	(28)	(169)	-	(197)
Stock-based compensation	191	55	16	262
Foreign exchange (gain) loss	92	(1)	-	91

EBITDA	425	(516)	(65)	(156)

Nine-month period ended November 30, 2011
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales and research contracts	13,756	-	14	13,770
EBITDA	2,505	(3,558)	(765)	(1,818)
Net profit (loss)	1,005	(4,394)	(1,070)	(4,459)
Total assets	30,801	7,638	1,349	39,788
Working capital	18,442	6,878	1,159	26,479

EBITDA calculation
Net profit (loss)	1,005	(4,394)	(1,070)	(4,459)
add (deduct)
Amortization	563	8	-	571
Financial expenses	197	6	-	203
Stock-based compensation	1,261	801	305	2,367
Foreign exchange (gain) loss	(521)	21	-	(500)

EBITDA	2,505	(3,558)	(765)	(1,818)

Nine-month period ended November 30, 2010
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales and research contracts	12,504	-	62	12,566
EBITDA	2,787	(1,289)	(153)	1,345
Net profit (loss)	1,996	(1,290)	(187)	519
Total assets	18,873	3,662	178	22,713
Working capital	7,837	3,306	162	11,305

EBITDA calculation
Net profit (loss)	1,996	(1,290)	(187)	519
add (deduct)
Amortization	584	9	-	593
Financial expenses	(208)	(140)	-	(348)
Stock-based compensation	388	131	34	553
Foreign exchange (gain) loss	27	1	-	28

EBITDA	2,787	(1,289)	(153)	1,345

Operating results

Revenue

Revenue for the third quarter continued to increase to a record amount of $5,120 for the three-month period ended November 30, 2011, representing an increase of 20% compared to $4,272 for the three-month period ended November 30, 2010. For the nine-month period ended November 30, 2011, revenues were $13,756, up 10% from $12,504 for the nine-month period ended November 30, 2010. These increases in the Corporation’s revenue are mainly attributable to the aggressive penetration of the American, European and Asian/Australian markets due to the increasing awareness and recognition of NKO® and EKO™, especially from new distribution in the United States following the grants of its new patents. The Corporation has managed to considerably increase its market share while increasing its gross margin from the preceding quarter.

Virtually all of the Corporation’s sales are derived from the nutraceutical segments.

Gross Profit

Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the three-month and nine-month periods ended November 30, 2011 and 2010:

	Three Months Ended November 30,		Nine Months Ended November 30,

	2011	2010	2011	2010
Gross profit	2,726	2,541	7,174	7,342
Gross profit as % of revenue	53%	59%	52%	59%

Gross profit for the quarter ended November 30, 2011 as a percentage of revenue increased by 2% over the last quarter to 53% compared to 59% for the same period in 2010. For the nine-month period ended November 30, 2011 gross profit was 52% compared to 59% for last year's corresponding period. The decrease in these two periods was due to the integration of new biomass as well as selling price reductions due to increased competition. The Corporation is focusing on maintaining productivity by looking in multiple areas of the production. The Corporation expects that the expansion program that will take place in the next 12 months will contribute to increase productivity.

Selling expenses

Selling expenses for the three-month and nine-month periods ended November 30, 2011 and 2010 were as follows:

	Three Months Ended November 30,		Nine Months Ended November 30,

	2011	2010	2011	2010
Selling expenses	519	451	1,585	1,029
Selling expenses as % of revenue	10%	11%	12%	8%

Selling expenses amounted to $519 in the third quarter ended November 30, 2011, an increase of $68 compared to the corresponding period in 2010. For the nine-period ended November 30, 2011, selling expenses amounted to $1,585, an increase of $556 compared to last year's corresponding period. These increases are largely due to the addition of new employees in sales and marketing as well as more presence in different trade shows around the world.

General and Administrative Expenses

G&A expenses for the three-month and nine-month periods ended November 30, 2011 and 2010 were as follows:

	Three Months Ended November 30,		Nine Months Ended November 30,

	2011	2010	2011	2010
General and administrative expenses	2,369	2,064	6,511	4,451
General and administrative expenses as % of revenue	46%	48%	47%	36%

G&A expenses amounted to $2,369 in the third quarter ended November 30, 2011, an increase of $305 compared to the corresponding period in 2010. G&A expenses as % of revenue actually decreased by 2% in the third quarter of 2011 compared to the corresponding in 2010. G&A expenses amounted to $6,511 for the nine-month period ended November 30, 2011, an increase of $2,060 over last year's corresponding period. The increase over 2010 is mainly explained by increased stock based compensation expense of $500 and $1,400 for the three month and nine month periods ended November 30, 2011 respectively. The increase is also due to investor relation expenses of more than $150 for both Acasti and Neptune in connection with recent financing operations. Acasti has also hired several new employees to support its development plan.

Research and Development Expenses

R&D expenses, net of tax credits for the three-month and nine-month periods ended November 30, 2011 and 2010 were as follows:

	Three Months Ended November 30		Nine Months Ended November 30,,

	2011	2010	2011	2010
Research and development expenses net of tax credits	1,707	649	3,939	1,736
Research and development expenses, net of tax credits as % of revenue	33%	15%	29%	14%

R&D expenses amounted to $1,707 in the third quarter ended November 30, 2011, an increase of $1,058 compared to the same period in 2010. R&D expenses amounted to $3,939 for the nine-month period ended November 30, 2011, an increase of $2,203 over last year's corresponding period. These increases are mainly attributable to investments by Neptune, Acasti and NeuroBio, including the improvement of the extraction process and experimentation with new biomass. Acasti has also instigated its phase II study as well as an open label study. The increase over 2010 is also explained by increased stock based compensation expense of $150 and $500 for the three month and nine month periods ended November 30, 2011, respectively.

Finance costs

Finance costs for the three-month and nine-month periods ended November 30, 2011 and 2010 were as follows:

	Three Months Ended November 30,				Nine Months Ended November 30,

	2011		2010		2011	2010
Finance (income) costs	(117)		(197)		203	(348)
Finance (income) costs as % of revenue	(2%	)	(5%	)	1%	(3%	)

Finance costs amounted to negative ($117) in the third quarter ended November 30, 2011, a decrease of $80 compared to the same period in 2010. Finance costs amounted to $203 in the nine-month period ended November 30, 2011 compared to negative ($348) for the same period in 2010. This increase is mainly attributable to the impact of the adoption of IFRS, resulting in certain financial instruments being reclassified as liabilities and re-evaluated at the end of each quarter, with changes recorded in earnings.

Foreign exchange gain (loss)

Foreign exchange gain (loss) for the three-month and nine-month periods ended November 30, 2011 and 2010 were as follows:

	Three Months Ended November 30,			Nine Months Ended November 30,

	2011	2010		2011	2010
Foreign exchange gain (loss)	273	(91)		500	(28)
Foreign exchange gain (loss) as % of revenue	5%	(2%	)	4%	(0.2%	)

Foreign exchange gain amounted to $273 in the third quarter ended November 30, 2011, a increase of $364 compared to the same period in 2010. Foreign exchange gain amounted to $500 for the nine-month period ended November 30, 2011 compared to ($28) for the same period in 2010. This increase is mainly attributable to the fluctuations of the US currency vs the Canadian currency.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA decreased by $587 for the three-month period ended November 30, 2011 to ($743) compared to ($156) for the three-month period ended November 30, 2010. EBITDA decreased by $3,163 for the nine-month period ended November 30, 2011 to ($1,818) compared to $1,345 for the same period in 2010. The decreases are mainly due to increased R&D expenses in the subsidiaries to support their programs by approximately $1,100 and $2,000 for the three and nine-month period ended November 30, 2011 respectively. The decreases are also due to higher selling expenses due to the addition of new employees in sales and marketing as well as more presence in different trade shows around the world. The Corporation also spent more in Investor relation and professional fees.

Net profit (Loss)

The Corporation realized a consolidated net loss for the three-month period ended November 30, 2011 of ($1,433) or ($0.010) per share compared to ($498) or ($0.005) per share for the three-month period ended November 30, 2010. The Corporation realized a consolidated net loss for the nine-month period ended November 30, 2011 of ($4,459) or ($0.051) per share compared to a net income of $519 or $0.033 per share for the nine-month period ended November 30, 2010. The decreases are mainly due to increased R&D expenses in the subsidiaries by approximately $1,100 and $2,000 for the three and nine-month period ended November 30, 2011 respectively as previously explained. It is also attributable to the increase in both selling and G&A expenses due to more hiring, more trade shows and higher stock-based compensation expense of $700 and $2,000 for the three and nine-month period respectively. Finally, It was also caused by a difference in the finance costs between the two quarters due to a change in fair value of financial instruments affecting the results positively last year as opposed to negatively this year.

Liquidity and Capital Resources

Operating Activities

During the nine-month period ended November 30, 2011, the operating activities generated a decrease in liquidities of $3,661, compared to a decrease of $2,159 for the corresponding nine-month period ended November 30, 2010. The difference in the change in liquidities derived from the operating activities is mainly attributable to the lower earnings for the nine-month period ended November 30, 2011 over the corresponding period of 2010, partially offset by higher non-cash charges, including the stock-based compensation expense. The decrease in liquidities is also caused by the changes in non-cash operating working capital items, especially by an increase in trade and other receivables of $465 and inventories by $2,584.

Investing Activities

During the nine-month period ended November 30, 2011, the investing activities generated a decrease in liquidities of $10,604. This decrease is mainly due to the net purchase of short-term investments for $9,839.

Financing Activities

During the nine-month period ended November 30, 2011, the financing activities generated an increase in liquidities of $18,621. This increase is mainly due to proceeds from the private placement financing for an amount of $11,499 as well as proceeds from exercise of subsidiary warrants for an amount of $5,276 and from proceeds from the exercise of options for an amount of $2,816. This increase was slightly reduced by repayment of loans and borrowings for $1,373.

Overall, as a result of cash flows from all activities, the Corporation increased its cash by $4,356 for the nine-month period ended November 30, 2011.

At November 30, 2011, the Corporation’s liquidity position, consisting of cash and short-term investments, was $17,747.

Also, at November 30, 2011, the Corporation had an authorized operating line of credit $2,000, all of which was available as well as an additional unused line of $200 for foreign exchange contracts.

The Corporation believes that its available cash and term deposits, expected interest income, research collaborations and licensing agreements, research tax credits, loans and borrowings, funds available under our line of credit and access to capital markets should be sufficient to finance the Corporation’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Corporation’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Corporation’s operations in the future.

Off Balance Sheet Arrangements and Contractual obligations

There were no material changes that affected our off-balance sheet arrangements and contractual obligations during the three and nine-month periods ended November 30, 2011.

Subsequent event

In December 2011, Neptune announced the official start of its Phase I plant expansion at its Sherbrooke plant, with the objective of generating within a year an additional production capacity of more than 150,000 kg per year in order to meet the increasing demand for its products. As part of the project, Neptune will undergo a 40,000 square-feet expansion at its existing facility. Neptune’s plant expansion will be executed in two phases, allowing for production up to 500,000 kg of Neptune Krill oil per year once it is completed vs 150,000 kg presently. Neptune's Phase I plant expansion, which is expected to be completed by fall 2012, should create new jobs in the Sherbrooke region and its economy. The project is expected to employ approximately 40 new workers directly and will result in the hiring of approximately 90 to 100 people during the construction period. The financing in the amount of $11,000 was also obtained in December 2011. The financing is in the form of a standard loan in the amount of $4,500 bearing interest at prime rate plus 2% with a five year term, an interest-free loan in the amount of $3,500 with a ten year term, and a $3,000 subsidy. Also in December 2011, the Corporation signed agreements amounting to approximately $700 with various suppliers with respect to the plant expansion.

FINANCIAL POSITION

The following table details the important changes to the balance sheet (other than equity) at November 30, 2011 compared to February 28, 2011:

Increase
Accounts	(Reduction)	Comments
(In Thousands of dollars)
Cash	4,356	See cash flows statement
Short-term investments	9,918	Purchase of short-term investments
Inventories	2,584	Purchase of raw material for increased demand
Long-term debt	(1,373)	Reimbursement
See the statement of changes in equity for details of changes to the equity accounts from February 2011.

PRIMARY ANNUAL FINANCIAL RATIOS

	November 30	February 28	March 1
	2011	2011	2010
Working Capital Ratio (current assets/current liabilities)[1]	5.93	2.67	2.05
Solvency Ratio (Debt Capital / Shareholders’ Equity)*2	0.15	0.36	1.14

* including convertible debentures, debenture conversion options and derivative financial liabilities for 2010.

[1]

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

[2]

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

The Corporation’s Working Capital Ratio improved during the period ended November 30, 2011 compared to the periods ended February 28, 2011 and March 1, 2010 mainly due to the proceeds from the private placement concluded in May 2011 and the exercise of subsidiary rights in September 2011. The Corporation’s solvency ratio improved during the period ended November 30, 2011 compared to the period ended February 28, 2011 and to March 1, 2010 mainly due to the decrease and increase of the Corporation’s Debt and Shareholder’s Equity, respectively.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a corporation controlled by an officer and director (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the three-month and nine-month periods ended November 30, 2011, total royalties included in operating expenses amounted to $51 and $140, (three-month and nine-month periods ended November 30, 2010 - $43 and $123). As at November 30, 2011, the balance due to this corporation under this agreement amounts to $95 (February 28, 2011 - $178; March 1, 2010 - $175). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Corporation’s November 30, 2011 condensed consolidated interim financial statements are the Corporation’s third consolidated interim financial statements prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The comparative periods included in these condensed consolidated interim financial statements have been restated to IFRS and the Corporation has applied IFRS 1, First-time Adoption of International Financial Reporting Standards. The Corporation’s previously issued interim and annual financial reports for periods prior to and including year-end February 28, 2011, were prepared in accordance with Canadian GAAP.

In preparing its consolidated interim financial statements in accordance with IFRS 1, the Corporation applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i)	Borrowing costs:

The Corporation has elected to apply the transitional provisions of IAS 23, Borrowing Costs to qualifying assets being acquired since the date of transition to IFRS.

(ii)	Share-based payment:

The Corporation did not apply IFRS 2, Share-based Payment (“IFRS 2”) to stock options that had vested as at March 1, 2010.

(iii)	Designation of financial assets and financial liabilities:

The Corporation has elected to re-designate cash and cash equivalents and short-term investments from held-for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

(iv)	Non-controlling interests:

The Corporation will apply prospectively from the date of transition to IFRSs:

-

the requirement that total comprehensive income is attributed to the owners of the parent and to the non- controlling interests even if this results in the non-controlling interests having a deficit balance; and

	-	the requirements for accounting as equity transaction for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control.

Consequently, the balance of non-controlling interest of nil under Canadian GAAP as at February 28, 2010 becomes the balance under IFRS at the date of transition.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under Canadian GAAP (its previous GAAP), unless there is evidence that those estimates were in error.

In preparing its opening IFRS consolidated statement of financial position, the Corporation has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

The following table provides a reconciliation of equity and net earnings and comprehensive income for the three month and nine-month periods ended November 30, 2010 reported under Canadian GAAP to those reported under IFRS:

Reconciliation of equity:

November 30, 2010
Equity under Canadian GAAP	$15,530
Adjustments:
Property, plant and equipment	(929)

Equity under IFRS	$14,601

Reconciliation of net earnings and comprehensive income:
	Three-month period	Nine-month period
	November 30, 2010	November 30, 2010

Net earnings and comprehensive income under Canadian GAAP	$1,801	$2,551

Adjustments:
Property, plant and equipment	(2)	142
Share-based payments	(112)	(93)
Finance costs	308	684
Gain on dilution	(2,493)	(2,765)

Net earnings and comprehensive income under IFRS	$(498)	$519

Property, plant and equipment - component accounting:

Under Canadian GAAP, the Corporation did not apply component accounting to the significant separable component parts of an item of property, plant and equipment since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting is required. In accordance with IFRSs, the Corporation applied component accounting to its buildings.

Share based payment - equity instruments:

As permitted by IFRS 1, the Corporation elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period. Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share-based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Corporation accounted for stock-based awards that vested in installments as a single award with a vesting period based on the total life of the award. In addition, forfeitures were not considered at the time of grant but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders’ approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period accordingly.

The effects of those differences were respectively an increase to contributed surplus and stock-based compensation expense in the amount of $112 for the three-month period ended November, 2010 and $93 for the nine-month period ended November 30, 2010. The stock-based compensation related to the subsidiary options in the amount of $106 for the nine-month period ended November 30, 2010 were reclassified to subsidiary options.

Share issue costs:

Under previous Canadian GAAP, share issue costs were netted against deficit. Under IFRS, these costs are netted against share capital. As at November 30, 2010, an amount of $183 was reclassified from deficit to share capital.

Warrants:

The Corporation issued warrants that were still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder’s equity and were not re-measured subsequently.

Under IFRS, the Corporation determined that all warrants issued by the Corporation met the criteria for equity classification with the exception of the Acasti Series II warrants. These warrants are not equity-classified under IFRS as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Corporation valued the Acasti Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 10 to the interim consolidated financial statements. The estimated fair value is recorded in the consolidated balance sheets in “Derivative financial liabilities” (nil as at November 30, 2010). Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $234 to retained earnings at that date.

Subsequent changes in the estimated fair value of the Acasti Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of comprehensive income. Consequently, a fair value increase of $10 and $40 were recognized as adjustment for the three-month and nine-month periods ended November 30, 2010. On November 17, 2010, 64% of these warrants expired unexercised resulting in a gain on extinguishment of debt in the amount of $180 recorded in “Finance costs”.

Convertible debentures:

In 2008, the Corporation issued convertible debentures that were partially outstanding at the date of transition.

Under previous Canadian GAAP, the convertible debentures were treated as compound instrument containing a debt and an equity component. On initial recognition of the debentures, the proceeds received were allocated to their component parts based on the proportionate fair value method. The amount recorded in equity for the above notes was not re-measured subsequent to their initial recognition under previous Canadian GAAP.

Under IFRS, convertible debentures are treated as hybrid financial instruments comprising debt and embedded derivative. The equity conversion option, previously recognized as the equity component under Canadian GAAP, was determined to be a liability-classified embedded derivative. Under IFRS, a derivative over an entity’s own equity can be classified as equity when it is to be settled through the exchange of a fixed number of shares for a fixed consideration. The option to settle into Neptune units did not meet this requirement, as the Conversion Warrants would be settled by using an amount of cash that varies until conversion occurs. Consistent with practice under IFRS, the fair value of the embedded derivative would have been recorded in full at the issue date. The detachable financial instruments would have also been recorded at full value as a cost of financing. Those components have previously been measured at their proportionate issue date fair value under Canadian GAAP. As a result, the issue date carrying amount of the debt host was reduced and a new effective interest rate was determined to accrete the amount to the principal value through maturity. At the date of transition, the IFRS amortized cost of the debenture was determined to be $22 higher than under previous GAAP and the carrying amount of Debenture Warrants to be $58 higher. Those differences were charged to retained earnings at that date.

The Corporation valued the embedded equity conversion derivative at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 10 to the interim consolidated financial statements. The estimated fair value is recorded in the consolidated balance sheets in “Debenture conversion options”.

At the date of transition, the carrying amount of the Canadian GAAP equity component of $80 was reclassified to this account, along with an increment of $409 from retained earnings to reflect fair value at that date.

Subsequent changes in the estimated fair value of the embedded derivative through to expiry were recorded as adjustments to finance costs in the statement of earnings and comprehensive income, along with the increase in accretion expense. Consequently, a net income of $23 was recognized as an adjustment for the three-month period ended November 30, 2010 and a net charge of $280 for the nine-month period ended November 30, 2010.

Non-controlling interest:

At the date of transition, Neptune applied IAS 27 - Consolidated and Separate Financial Statements, as amended in 2008. The accounting guidance under IFRS impacted the Corporation’s accounting for non-controlling interest in three different ways compared to previous Canadian GAAP.

First, in determining consolidated comprehensive income, deduction is made for the portion attributable to the non-controlling interest, and the non-controlling interest is presented as a separate component of consolidated equity. Second, the non-controlling interest continues to be attributed its share of losses of a subsidiary even if that attribution results in a deficit non-controlling interest balance. Third, transactions with non-controlling interest that do not result in a change in control of the subsidiary are treated as equity transactions, with no gain or loss on dilution being recognized.

As previously noted, the Corporation uses an exemption from retrospective application, and therefore, the requirements were applied prospectively from March 1, 2010. As a result, the carrying amount of nil non-controlling interest under Canadian GAAP was determined to be the IFRS carrying amount at that date.

The recognition of the gain on dilution under Canadian GAAP, in the amount of $2,765 for the nine-month period ended November 30, 2010 was reversed, as it is now accounted for as an equity transaction. This entry has no impact on the shareholders’ equity reconciliation as it is already included therein.

In accordance with new guidance, the Corporation allocated losses of its majority-owned subsidiary Acasti to controlling and non-controlling interests based on their proportionate shareholdings in Acasti’s Class A shares throughout the year. Also, it calculated the changes in carrying amounts of non-controlling interest for each transaction that occurred during the year.

The following details the changes in non-controlling interest in accordance with IFRS:

	Three-month period	Nine-month period
	November 30, 2010	November 30, 2010

Non-controlling interest, beginning of period	$(438)	$–
Exercise of Debenture Call-Options	–	72
Exercise of Conversion Call-Options	124	124
Exercise of subsidiary warrants by Neptune	1,303	1,303
Exercise of subsidiary warrants by third parties	703	703
Net loss and comprehensive loss attributable to the non-controlling interest	(280)	(790)

	$1,412	$1,412

Presentation of statement of operations:

As the Corporation has elected to present its analysis of expenses recognized in comprehensive loss using a classification based on their function with the Corporation, certain expenses such as amortization expense and stock-based compensation expense were reallocated to cost of sales, selling, general and administrative and research and development expenses.

FUTURE ACCOUNTING CHANGES

Refer to note 3 of the consolidated interim financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES FOR YEAR END INCLUDE SOME OF THE WORKING FROM 2011

The condensed consolidated interim financial statements are prepared in accordance with IFRS. In preparing the condensed consolidated interim financial statements for the three-month periods ended November 30, 2011 and 2010, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a strong material impact on reported results of operation or financial position. The following are the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements should be read in conjunction with the notes to the condensed consolidated interim financial statements for the three-month periods ended November 30, 2011 and 2010.

USE OF ESTIMATES AND JUDGMENT

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the nature of significant judgments made by management applying the Corporation’s accounting policies and the key sources of estimating uncertainties are expected to be the same as those applied in the first annual consolidated financial statement under IFRS.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

  Determining the functional currency;
  Assessing derivatives over the Corporation’s equity for liability or equity classification; and
  Assessing the recognition of contingent liabilities.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

  Recoverability of intangible assets that have indefinite useful lives or that are not yet available for use;
  Utilization of tax losses;
  Measurement of derivative financial liabilities and stock-based compensation; and
  Collectability of trade receivable.

Also, the Corporation uses its best estimate to determine which R&D expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Neptune, including the Chief Executive Officer and Chief Financial Officer, have designed disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Also, management of Neptune, have designed internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation’s IFRS.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three-month period ended November 30, 2011, the President and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the three-month period ended November 30, 2011 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS

The information contained in the Financial Statements and the MD&A for the three month and nine-month periods ended November 30, 2011 should be read in conjunction with all the Corporation’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Corporation.

Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Corporation’s credit exposure at the reporting date, including trade receivables. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipments when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Corporation’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation’s low credit loss experience will continue. Customers do not provide collateral in exchange for credit, except in unusual circumstances.

Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers. The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

Foreign exchange risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Corporation uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar. The Corporation enters into currency forwards and options to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these investments have short-term maturities and are generally held to maturity. The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

Financial risks:

Until each entity is independently financed, the success of the Corporation is dependent on its ability to support the development of its two subsidiaries and its ability to bring their products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Corporation’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs nor the Corporation’s ability, nor its subsidiaries ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

Product Liability:

The Corporation has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Corporation also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Corporation has obtained Good Manufacturing Practices accreditation from Health Canada.

PROSPECTIVE STATEMENTS

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Corporation results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Corporation products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Corporation based its prospective statement on the information available when this analysis was prepared. The inclusion of this information should not be considered a declaration by the Corporation these estimated results have been achieved.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at January 13, 2012, the total number of common shares issued by the Corporation and in circulation was 49,688,843 and Corporation common shares were being traded on the TSX under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 1,306,771 warrants and 3,971,750 options outstanding as at the same date.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Chief Financial Officer